UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 6 July,2004  By /s/Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
6 JULY 2004

NOVOGEN CARDIOVASCULAR DRUG ENTERS SECOND HUMAN
CLINICAL TRIAL

Pharmaceutical company Novogen Limited is commencing a second human clinical trial to evaluate its cardiovascular drug.

The new study will be conducted at the Baker Heart Research
Institute in Melbourne using the compound trans-NV-04.

Trans-NV-04 is an advanced version of Novogen's experimental
NV-04 compound.

In the current study, trans-NV-04, will be tested in human subjects who are at risk of cardiovascular disease, but are otherwise healthy.

Initially the trial will evaluate safety and tolerability in a dose ranging study. This will be followed by a randomised, cross-over, placebo controlled and double-blind study in subjects receiving either trans-NV-04 or placebo.

Effects on a number of cardiovascular risk factors, including arterial stiffness, blood pressure, plasma lipids, circulating adhesion and inflammatory molecules, insulin sensitivity and plasma cortisol will be compared between groups.

A trans-NV-04 analogue has been tested in human volunteers in a pre-phase I study reported previously. In that study the effects of direct infusion of the drug into the brachial artery induced elasticity in blood vessels (dilation) and increased forearm blood flow.

In the initial human trial, six out of six subjects responded favourably following direct infusion of the compound into the blood stream leading to significant increases in blood flow in a particular artery.

Follow-up laboratory studies have identified trans-NV-04 as potentially even more effective than the parent compound but retaining its low side effect and high safety profile.

Previous laboratory studies conducted by the Baker team have demonstrated that trans-NV-04, in addition to promoting blood vessel relaxation, acts as an antioxidant and inhibits smooth muscle cell growth in blood vessels, factors contributing to build up of obstructive vascular plaques or atherosclerosis.

The current human study will enable a dosing regime to be established which has the potential to be used in healthy subjects to reduce cardiovascular risk factors and in people suffering from atherosclerosis, to reduce the damage in diseased arteries and to hasten the recovery from surgical interventions used to manage such disease, such as by-pass surgery and angioplasty.


Novogen's Research Director, Professor Alan Husband, said the trial represented a significant milestone in the Novogen cardio-vascular drug program.

"We have already demonstrated that our compounds produce clinically relevant effects in improving cardiovascular function," Professor Husband said.

"This human clinical trial is intended to demonstrate that improved cardiovascular function can be realised in patients who are at risk of cardiovascular incidents and subsequently in patients suffering from life-threatening cardiovascular disease."

Professor Husband said most currently available drugs used to treat these disorders produced undesirable side effects.

"In contrast trans-NV-04 is expected to be sufficiently safe to be administered over long periods without side effects," Professor Husband said.

Atherosclerosis, hypercholesterolaemia and associated vascular disease are prevalent in the Western world.
It is estimated that more than 300 million individuals in the seven major pharmaceutical markets suffer from hypercholesterolaemia. An estimated US$17.7 billion is spent annually on cardiovascular drugs in the United States alone.

The NV-04 research effort has been assisted by an award of A$3.7 million through the Australian Government's
R&D START program.

Novogen is advancing clinical development of its compounds to a point where it can maximise shareholder value through out-licensing.

Novogen has developed a patented suite of intellectual property around its technology platform and is co-ordinating its international research and clinical development programs in collaboration with some of the world's leading medical research centres.

More information on the Novogen group of companies and their associated technology developments can be found at www.novogen.com and at www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088